Exhibit 99.8

To:

Procaps Group S.A. - Board of Directors
9, rue De Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg
(the Company or Procaps)

With a copy to its statutory auditor
Mr. Carlos Piocuda
78 B 201, Calle 80
080001, Barranquilla, Colombie

25 December 2023

Dear Sirs:

We are in receipt of your lawyers’ letter dated December 22, 2023. Our lawyers will promptly respond to the unfounded and unsubstantiated allegations included in that letter, the baselessness of which is obvious to us and apparently to yourself, as you would otherwise not have conceded to call the requested shareholders meeting. Insinuating that by exercising our rights as shareholders, we have engaged in any sort of abuse or even criminal activity only reflects your disrespect for the company’s shareholders and their rights and opinions in continuation of your past behaviour, which cannot and will not be tolerated. In fact, if anything, it is your very attempt to intimidate your own shareholders which in our view constitutes a breach of your fiduciary duties, our rights as shareholders and applicable laws. [REDACTED]. We reserve all our rights to pursue such claims as well as any other claims against individuals or the Company in court. Please be guided accordingly in your future actions.

More specifically, we wish to communicate the below points to the Company’s board of directors:

1.	From the time Procaps became a listed company on the NASDAQ, Mr. Ruben Minski has underperformed, and has a pattern of underperforming on financial results. In a shareholder letter in February 2023, he noted that Procaps’ management expected to grow net revenues by approximately 10% or more in 2023 (on a constant currency basis). His forecast for the adjusted EBITDA was in the range of $90-100 million, a sharp increase from the adjusted EBITDA for 2022, which he expected to be (on a constant currency basis) in the range of $80-86 million USD. In May 2023, he reiterated the same expectations for 2023, notwithstanding that 5 months after the end of the 2022 fiscal year, he had to materially reduce the actual 2022 results. Mr. Minski had originally forecasted 2022 Adjusted EBITDA to be $123 million. The actual result was about $70 million! As of today, the market is still in the dark about what 2023 performance will be. The results of the first half of Procaps’ fiscal year (as reported in August) as well as relevant market data are seemingly inconsistent with the projections made in February and May 2023.

2.	Other than the Minski family, the Board collectively has minimal stock ownership, which does not align its interest with Procaps’ shareholders. Mr. Luis Fernando Castro Vergara, Mr. David Yanovich Wancier, and Ms. Sandra Sanchez y Oldenhage, as far as we can tell, do not appear to own any stock. Mr. Kyle Bransfield appears to no longer be the manager of Union Acquisition Associates II LLC (which holds stock in Procaps), and he is believed to own a significantly smaller share ownership through a new LLC than reported in recent filings. These directors cannot effectively represent the minority shareholders if they own little or no stock, and, as far as we are aware, own no stock options. Further, in the two years since becoming a public company, there have been no filings which describe any equity compensation awarded to management, further misaligning the Company’s interests with that of its shareholders.
3.	The Company abruptly announced on November 14 that it would not publish financial results for Q3 after announcing an earnings date and conference call time the week before. As of today, no explanation has been provided as to the delay of financial results. The only communication the market has received is a letter on December 21 from the board indicating that they “express their satisfaction with the results obtained.” No explanation has to date been provided to investors on the delay of now more than 6 weeks, which is not only not acceptable, but also sends a terrible signal to the market. Based on the 2022 results, which were reported in May 2023 to be $70 million of adjusted EBITDA (following an original forecast of $123 million, which had to be revised downwards repeatedly), we are very concerned that the Company will underperform again in 2023.
4.	You have noted that Procaps has a “corporate governance that promotes transparency and strict compliance with regulations”. In 2023, the Company has failed twice to report results in a timely manner, with no explanation as to the delay in results.
5.	Procaps has also considerably missed its projections that were given to investors at the time of its de-SPAC process in 2021. The forecast for 2023 (still shown on the Company’s IR website) was Adjusted EBITDA of $146 million (see attached slide from your investor presentations). Procaps marketed its financials and metrics on the basis of an Adjusted EBITDA of $104 million in 2021. The Colombian economy grew at 7.3% in 2022 and 1-2% in 2023. These macro-economic conditions are completely inconsistent with the continuous decrease of the Company’s Adjusted EBITDA since the time of its de-SPAC, as per latest (presumably too optimistic) May guidance of $90-100 million.
6.	On December 21, 2023, Procaps issued a press release about Mr. Ruben Minski’s transfer of his role as CEO to Mr. Jose Antonio Vieira. [REDACTED].

While the chairman and certain board members are continuing business as usual, notwithstanding the deterioration of the business over a number of years now, the goal of our actions, which you are consistently ignoring or vetoing, is to increase shareholder value by restoring the market’s trust in the board and management. If the board’s chairman were willing to surrender his executive functions and some of the members of the board were replaced with independent directors, we believe the market’s trust in the company could be restored, the business could recuperate and shareholder value improved.

We request that a copy of this letter be included with the notice for the meeting.

Sincerely,

Hoche Partners Pharma Holding S.A.
By Peter Egan acting for the board of directors

/s/ Peter Egan

cc: Mr. Patricio Vargas CFO